Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025-1105 T: 650.752.3100 F: 650.853.1038

CONFIDENTIAL TREATMENT REQUESTED

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THIS LETTER FOR EASE OF IDENTIFICATION.

September 1, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop – 4720

Attention:	Barbara C. Jacobs, Assistant Director
Jaime John, Staff Accountant
Patrick Gilmore, Accounting Branch Chief
Evan Jacobson, Attorney-Advisor

Re:	Imperva, Inc.
Registration Statement on Form S-1
(File No. 333-175008)

Ladies and Gentlemen:

We are submitting this letter on behalf of Imperva, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-175008) (the “Registration Statement”). Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83, and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED

Securities and Exchange Commission

September 1, 2011

The purpose of this letter is to notify the Staff that the price range included on the cover of the Company’s preliminary prospectus is expected to be within a range of $[****] to $[****] per share in order to enable the Staff to complete its review of the Company’s option pricing and fair value determinations and provide the Staff with an update regarding offering timing considerations. This letter also responds to comments 20, 21 and 22 of the Staff’s letter dated July 14, 2011 to the Company with respect to the Registration Statement. This letter provides:

•

A discussion of the Company’s approach to option pricing and fair value determinations with respect to the option grants and restricted stock awards made by the Company’s board of directors on August 25, 2011;

•	A discussion of the increase in fair value reflected in the anticipated filing range relative to the price at which the options were granted and the restricted stock was awarded; and

•

The proposed revisions to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement to be included in Amendment No. 3 to the Registration Statement.

Equity Issuances by the Company since January 1, 2010

To facilitate the Staff’s review, the table below updates the information provided on page 73 of the Registration Statement for all equity-related transactions from January 1, 2010 through the date of this letter.

Information regarding stock option grants, which includes grants of restricted stock, since January 1, 2010 is summarized as follows:

Grant Date	Number of Options Granted	Exercise Price ($)	Fair Value Per Share of Common Stock ($)	Aggregate Grant Date Fair Value ($)(1)
February 5, 2010	943,900	0.84	0.84	412,396
June 4, 2010	413,600	1.26	1.26	262,492
August 25, 2010	311,300	1.65	1.65	248,430
September 28, 2010	260,122	1.65	1.85	246,406
September 30, 2010	1,687,639	1.65	1.85	1,643,845
November 17, 2010	557,300	1.85	1.85	515,257
March 2, 2011	786,150	2.71	2.71	1,049,591
April 8, 2011	78,400	2.71	2.71	104,494
May 19, 2011	296,200	4.03	4.03	577,341
August 25, 2011	699,250	5.35	6.86	1,278,710

(1)	Aggregate grant date fair value was determined using the Black-Scholes option pricing model.

CONFIDENTIAL TREATMENT REQUESTED

Securities and Exchange Commission

September 1, 2011

Timing Considerations

The Company supplementally advises the Staff that it anticipates printing its preliminary prospectus on September 12, 2011 and commencing its road show on September 15, 2011, with a target pricing date of September 27, 2011. To achieve this schedule, the Company respectfully requests that the Staff provide the Company with a preliminary assessment of the Company’s option pricing and fair value determinations on or prior to September 7, 2011.

Previously Provided Information

The section captioned “Stock-Based Compensation” at pages 69 through 78 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement includes a detailed explanation of the Company’s approach to accounting for stock-based compensation, the methodology used by the Company to determine the fair value of its stock on dates when options and restricted stock awards were granted by the board of directors, factors and approaches considered by the Company in determining fair value and factors that caused the fair value to change over time.

June 30, 2011 Contemporaneous Valuation

As of June 30, 2011, the board determined a fair value of the common stock to be $5.35 per share. Based on our time to an expected initial public offering, neither the market approach nor the income approach was considered appropriate for valuing the Company. Instead, we used the PWERM to estimate the fair value of the Company.

Our PWERM estimate of the fair value of the common stock as of June 30, 2011 was calculated using the following scenario probabilities: initial public offering scenario with a 55% probability of occurring between December 2011 and December 2012 and a merger or sale scenario with a

CONFIDENTIAL TREATMENT REQUESTED

Securities and Exchange Commission

September 1, 2011

45% probability of occurring between December 2011 and December 2012. For the initial public offering scenarios, the revenue multiples used were between the LTM first quartile and median multiples of our comparable industry peer companies, or 3.7 times to 6.1 times revenue. For the merger or sale scenarios, transaction data from sixteen companies in the data or enterprise security markets was analyzed to determine revenue multiples. For the merger or sale scenarios, the transaction multiples were between the first quartile and median revenue multiples of peer companies who had completed a transaction, or 1.6 times to 4.4 times revenue. In general, the values from the merger or sale scenarios were lower than the values for the initial public offering scenarios. Each scenario was then weighted accordingly to arrive at a weighted enterprise value of $317.1 million. The results from the PWERM were then discounted by an 11.8% marketability discount to determine the fair value of the common stock of $5.35 per share. The increase in the fair value of our common stock from our April 30, 2011 valuation was primarily attributable to our progress towards an initial public offering and our strong second quarter operating results.

No single event caused the June 30, 2011 valuation of the common stock to increase from our April 30, 2011 valuation; rather, it was a combination of factors. We believe that the primary factor resulting in an increase in the fair value of our common stock from the April 30, 2011 contemporaneous valuation of $4.03 per share to the June 30, 2011 contemporaneous valuation of $5.35 per share was the continued progress towards the completion of the initial public offering process, including the filing of our Registration Statement on June 17, 2011. In the April 30, 2011 contemporaneous valuation, our board of directors assigned a 45% probability to the possibility of an initial public offering. For our June 30, 2011 contemporaneous valuation, our board of directors assigned a 55% probability to the possibility of an initial public offering. Given that we filed a Registration Statement for an initial public offering on June 17, 2011, an increase from a 45% probability to 55% probability was determined to be reasonable. As a result of the increased probability of an initial public offering and the higher transaction multiples attributable to initial public offering scenarios, our estimated weighted enterprise value before a marketability discount was applied increased from $237.4 million to $317.1 million.

The increase was also attributable to a 3.2% decrease in the marketability discount from 15% for the April 30, 2011 contemporaneous valuation compared to 11.8% for the June 30, 2011 contemporaneous valuation. The decrease was due to the Company’s shortened timeframe to an initial public offering as a result of the filing of our Registration Statement.

To a lesser extent, the increase is also attributable to business developments during the period between April 30, 2011 and June 30, 2011. Specifically, our second quarter operating results continued to be strong due to an increase in product sales, particularly in the EMEA and Asia Pacific regions.

CONFIDENTIAL TREATMENT REQUESTED

Securities and Exchange Commission

September 1, 2011

The Company’s historical practice has been to determine the fair value of its common stock on a periodic basis and to grant common stock following such determination at fair value based in part upon such periodic valuations conducted by an independent valuation specialist. As discussed above, the most recent periodic valuation of the Company’s common stock was as of June 30, 2011 and no common stock had been granted between May 19, 2011 and August 25, 2011. Representatives of the managing underwriters attended a portion of the meeting of the Company’s board of directors held on August 25, 2011 and discussed the current state of the capital markets and the challenges and risks associated with pursuing an initial public offering this fiscal quarter. At the August 25, 2011 meeting, representatives of the managing underwriters were not prepared to provide the Company with a price range to be included in the preliminary prospectus or the initial public offering price. Accordingly, the Company requested that during the week of August 29, 2011 representatives of the managing underwriters provide the Company’s board of directors an estimated valuation range to be included in the preliminary prospectus. As such, without having received a valuation from the representatives of the managing underwriters at the August 25, 2011 board meeting and consistent with its historical practice, the Company’s board of directors granted options and made stock awards on August 25, 2011 at a fair value of $5.35 per share, based in part on a valuation conducted by an independent valuation specialist of the Company’s common stock as of June 30, 2011.

On August 31, 2011, representatives of the managing underwriters attended a meeting of the Company’s board of directors and recommended including a price range of $[****] to $[****] per share for the Company’s offering on the cover of the prospectus to be included in Amendment No. 3 to the Registration Statement, assuming the offering were to close this fiscal quarter. At that meeting, representatives of the managing underwriters indicated to the Company’s board of directors that the proposed range was subject to fluctuation based on market conditions. Based upon all of the factors discussed above, the Company advises the Staff that the board of directors appropriately granted options and made stock awards on August 25, 2011 at what it believed was the fair value at the time of grant. However, because of the close proximity between the August 25, 2011 grants and the date that representatives of the managing underwriters recommended a proposed price range, the Company reassessed, as of August 25, 2011, the fair value of the underlying common stock used to calculate the related stock-based compensation expense solely for financial reporting purposes and determined the fair value of the common stock for financial reporting purposes should be $6.86 per share rather than $5.35 as previously determined. The reassessed value was determined using the same valuation techniques as the June 30, 2011 valuation, except the probability assigned to an initial public offering was increased from 55% to 75% and the probability of a merger or sale was reduced from 45% to 25%. Further, the marketability discount was reduced to 8% due to the shortened time frame to a potential initial public offering. The Company shortened the initial public offering timing assumption from December 31, 2011 to September 30, 2011.

CONFIDENTIAL TREATMENT REQUESTED

Securities and Exchange Commission

September 1, 2011

The Company believes the difference between the Company’s determination of fair value for financial reporting purposes on August 25, 2011 and the anticipated price range to be included on the cover of the prospectus to be included in Amendment No. 3 to the Registration Statement results primarily from the following factors:

•

Substantially Enhanced Balance Sheet and Financial Resources. The proceeds of a successful public offering would strengthen substantially the Company’s balance sheet as a result of increased cash. Additionally, the completion of a public offering would provide the Company with access to the public company debt and equity market.

•

Substantially Enhanced Liquidity and Marketability of the Company’s Stock. The reassessed value of the Company’s common stock as of August 25, 2011, reflected the illiquidity of the Company’s common stock on that date and the uncertainty of the Company’s initial public offering. The valuation reflected in the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable stock that would be sold in the public offering market without liquidity and marketability discounts.

•

Initial Public Offering Scenario Probability. For the August 25, 2011 reassessment of the fair value of the Company’s common stock, the Company assigned a 75% probability to the possibility of an initial public offering. However, the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes the successful completion of a public offering, resulting in an increased common stock valuation as compared to its prior valuations.

•

Different Valuation Models. The anticipated price range, as recommended by the managing underwriters, reflects different comparable companies and future outcome scenarios used in the valuation models by the underwriters, as compared to the comparable companies and scenarios considered by the Company in its reassessment of the Company’s common stock as of August 25, 2011. Specifically, the valuation model utilized by the managing underwriters incorporated a broader set of comparable companies and limited the future outcome scenario only to an initial public offering rather than both an initial public offering scenario and a merger or sale scenario. Further, the anticipated price range recommended by the managing underwriters is consistent with the values used for the initial public offering scenario in the August 25, 2011 reassessment.

CONFIDENTIAL TREATMENT REQUESTED

Securities and Exchange Commission

September 1, 2011

Conclusion

The Company believes that the fair values determined by its board of directors for the common stock underlying each option grant and award, as adjusted as set forth above, are appropriate and demonstrate the diligent efforts of the Company’s board of directors to consider all relevant factors in determining fair value at each valuation date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

* * * * *

Please direct your questions or comments regarding this letter to the undersigned by telephone to (650) 752-3267.

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Anthony J. McCusker
Anthony J. McCusker

cc:	Mr. Shlomo Kramer, Imperva, Inc.
Mr. Terry Schmid, Imperva, Inc.
Ms. Trâm Phi, Esq., Imperva, Inc.